Exhibit 4.8

AMENDMENT AND WAIVER

THIS AMENDMENT AND WAIVER (“Amendment”) is made and entered into as of this 7th day of April, 2006, by and among ARTISTdirect, Inc., a Delaware corporation (the “Company”), and Libra FE, LP, a California limited liability company (“Holder”). Capitalized terms used herein and undefined shall have the meanings set forth in that certain warrant to purchase common stock issued by the Company on July 28, 2005 (the “Warrant”).

RECITALS

WHEREAS, the parties wish to provide for a temporary reduction in the exercise price of the shares of Common Stock underlying the Warrant;

WHEREAS, Section 10 of the Warrant permits any provision of the Warrant to be amended upon the written consent of the Company and the Holder;

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements herein contained and for other good and valuable consideration, the parties hereto agree as follows:

1.             AMENDMENT. Notwithstanding anything contained in Section 1(c) of the Warrant to the contrary, the parties agree that for the period from April 7, 2006 until April 30, 2006 only, the exercise price of the shares of Common Stock underlying the Warrants shall be $1.85 per share (the “Temporary EP Reduction”); provided, that, if Holder elects to exercise any portion of the Warrant during the period of the Temporary EP Reduction, it must (i) return an irrevocable exercise notice to the Company by no later than the end of business on April 30, 2006 (the “Notice”) and (ii) make all payments to the Company covering the aggregate exercise price of the shares of Common Stock underlying the Warrant set forth in the Notice by cash payment or wire transfer of immediately available funds only by no later than the end of business on April 30, 2006.

2.             WAIVER. The parties acknowledge that the Company is also offering (a) a permanent reduction in the exercise price of warrants issued on July 28, 2005 to holders of subordinated debt from an exercise price of $1.55 per share to $1.43 per share and (b) a temporary reduction in the exercise price of warrants issued on July 28, 2005 to holders of senior debt from an exercise price of $2.00 per share to $1.85 per share, from April 7, 2006 until April 30, 2006 (collectively, the “Simultaneous Offer”). The Holder hereby agrees to forever waive any anti-dilution adjustments set forth in Section 2 of the Warrant triggered with respect to the Simultaneous Offer only.

3.             CONFLICTS. Except as expressly set forth in this Amendment, the terms and provisions of the Warrant shall continue unmodified and in full force and effect. In the event of any conflict between this Amendment and the Warrant, this Amendment shall control.

4.             GOVERNING LAW. This Amendment shall be governed and construed under the laws of the State of New York, and shall be binding on and shall inure to the benefit of the parties and their respective successors and permitted assigns.

5.             COUNTERPARTS. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

COMPANY:

ARTISTdirect, Inc.

By:	/s/ Robert N. Weingarten

Name:	Robert N. Weingarten

Title:	Chief Financial Officer

HOLDER:

Libra FE, LP

By:	/s/ Jess M. Ravich

Name:	Jess M. Ravich

Title:	General Partner